Exhibit 99.1

CollPlant Regains Compliance with Nasdaq Minimum Bid Price Requirement

Nasdaq confirms the Company satisfies continued listing criteria under Listing Rule 5550(a)(2), officially closing the compliance matter

Follows the recent completion of the LightSolver acquisition, marking CollPlant’s strategic expansion into high-performance computing (HPC) and photonics

REHOVOT, Israel, September 22, 2026 — CollPlant Biotechnologies Ltd. (Nasdaq: CLGN), today announced the receipt of a formal notification from The Nasdaq Stock Market LLC (“Nasdaq”) that the Company has regained compliance with Listing Rule 5550(a)(2), which requires the Company’s common stock to maintain a minimum bid price of $1.00 per share.

The notification follows the initial deficiency notice received from Nasdaq on March 23, 2026, which indicated that the Company’s Ordinary Shares had traded below the minimum bid price of $1.00 per share over the prior 30 consecutive business days.

According to the notification letter, Nasdaq Staff determined that for the ten consecutive business days from September 4, 2026 to September 18, 2026, the closing bid price of CollPlant’s Ordinary Shares was at or above $1.00 per share. Consequently, CollPlant has satisfied the continued listing requirement under Nasdaq Listing Rule 5550(a)(2), and Nasdaq has formally confirmed that this matter is now closed.

“We are very pleased to have regained compliance with Nasdaq’s listing requirements,” said Yehiel Tal, Chief Executive Officer of CollPlant. “Maintaining our Nasdaq listing is of paramount importance to us, our business collaborators, and our shareholders, reinforcing our commitment to transparent governance and a strong capital market positioning. With this milestone behind us, our management team remains firmly dedicated to driving the Group’s diversified commercial and technological roadmap forward. This includes accelerating the development and market adoption of pure photonic computing through our subsidiary LightSolver, which is pioneering proprietary technology for the world’s first Laser Processing Unit (LPU), while concurrently advancing our proprietary rhCollagen platform and strategic industry collaborations through our subsidiary CollPlant Ltd, ultimately unlocking meaningful, long-term value for our shareholders.”

About CollPlant

CollPlant Biotechnologies Ltd. (Nasdaq: CLGN) is an innovative technology company operating at the intersection of deep-tech computing and advanced biotechnology. Through its subsidiary LightSolver, CollPlant is advancing the development of proprietary all-optical laser based computing architectures designed to resolve the world’s most demanding computational bottlenecks across artificial intelligence, aerospace, financial engineering, and high-performance computing. Concurrently, CollPlant remains a leader in regenerative medicine, pioneering plant-derived recombinant human collagen (rhCollagen) technologies for 3D bioprinting of tissues and organs and medical aesthetics.

For more information, visit www.collplant.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, forward-looking statements are being used in this press release when the Company discusses its plans to accelerate the development and market adoption of pure photonic computing, advance its proprietary rhCollagen platform and strategic industry collaborations, and unlock meaningful, long-term value for its shareholders. Because such statements deal with future events and are based on CollPlant’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of CollPlant could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in CollPlant’s annual report on Form 20-F and subsequent filings with the Securities and Exchange Commission (SEC). Except as otherwise required by law, CollPlant undertakes no obligation to update or publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

CollPlant

Eran Rotem

Deputy CEO & CFO

eran@collplant.com

+972.73.232.5600